Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

LZ Technology Holdings Limited

PROXY

Solicited on Behalf of the Board of Directors for a Meeting of Holders of Class B Ordinary Shares

To be held on Wednesday, May 6, 2026, at 10:00 a.m., New York time, at 29th Floor, Wenguang Building, Haicang District, Xiamen City, Fujian Province 361026, People’s Republic of China

The undersigned hereby appoints Runzhe Zhang and Weihua Chen as proxy with full power of substitution, to represent and to vote as set forth herein all the Class B ordinary shares of LZ Technology Holdings Limited (the “Company”) which the undersigned is entitled to vote at the Meeting of Holders of Class B ordinary shares of a par value of US$0.000025 each (the “Class B Ordinary Shares”) of the Company (the “Class B Meeting”) and any adjournments or postponements thereof.

This proxy card must be signed by the person registered in the register of members of the Company at the close of business, New York time, on April 24, 2026 (the “Record Date”). In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

Item 1	By a special resolution of the holders of the Class B Ordinary Shares to approve that: with immediate effect, the voting rights attached to each Class A ordinary share of a par value of US$0.000025 each (the “Class A Ordinary Shares”) of the Company be increased from ten (10) votes per share to three hundred (300) votes per share on all matters subject to vote at general meetings of the Company (“Increase of Voting Rights of Class A Ordinary Shares”), pursuant to and conditioned upon the adoption of the Third Amended and Restated Memorandum and Articles of Association of the Company.

☐ For	☐ Against	☐ Abstain

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposal described above and in the discretion of each of the proxies on any other matters which may properly come before the Class B Meeting or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________, 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Your vote matters. here’s how to vote!

●	TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

●	TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

●	TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616

●	TO VOTE BY MAIL: Please sign, date, and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

●	To vote in person at the Class B Meeting: You can attend the Class B Meeting and vote in person. However, if your Class B Ordinary Shares are held in the name of your broker, bank or other nominee, you will need to obtain a proxy form from the institution that holds your Class B Ordinary Shares indicating that you were the beneficial owner of the Company’s Class B Ordinary Shares on the Record Date for voting at the Class B Meeting.